1Q FY2006 Operating Results

On May 10, 2006, Shinhan Financial Group announced its operation results for the three-month period ended on March 31, 2006 during our earnings conference at the Korea Exchange. The following are the key figures we announced through a fair disclosure at the Korea Exchange. The full IR presentation material is available at our website (www. shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and have not been fully reviewed by our independent auditor yet; therefore, contents are subject to changes in the due course of the auditing process.

1. Operation results of Shinhan Financial Group (consolidated)

(in millions of KRW)

	1Q 2006	4Q 2005	% Change	1Q 2005	% Change

Operating Revenue	5,394,882	3,953,191	36.47%	4,675,944	15.38%

Operating Income	637,619	420,860	51.50%	380,564	67.55%

Ordinary Income	700,703	523,247	33.91%	455,095	53.97%

Net Income	476,350	466,192	2.18%	388,102	22.74%

2. Operation results of SHB and CHB
1) Shinhan Bank (in millions of KRW)

	1Q 2006	4Q 2005	% Change	1Q 2005	% Change

Operating Revenue	1,934,566	1,481,273	30.60%	1,949,106	-0.75%

Operating Income	317,683	199,153	59.52%	246,062	29.11%

Ordinary Income	367,025	233,325	57.30%	295,781	24.09%

Net Income	228,099	169,898	34.26%	218,347	4.47%

2) Chohung Bank (in millions of KRW)

	1Q 2006	4Q 2005	% Change	1Q 2005	% Change

Operating Revenue	2,383,889	1,675,564	42.27%	2,350,314	1.43%

Operating Income	252,340	149,738	68.52%	101,003	149.83%

Ordinary Income	248,017	156,092	58.89%	126,401	96.21%

Net Income	200,865	219,473	-8.48%	125,908	59.53%